First Opportunity Fund, Inc.

Boulder Growth and Income Fund, Inc.

Response to Sub-Item 77E – Legal Proceedings

On December 24, 2014, Mark Egan and Private Investment Management Fund, L.P. filed a lawsuit in the Circuit Court for the County of Baltimore, Maryland against First Opportunity Fund, Inc. (“FOFI”) and Boulder Growth & Income Fund, Inc. (“BIF”), Case No. 24-C-14-008132 OT.   In the complaint, plaintiffs brought causes of action for (1) Appraisal and Fair Value pursuant to Maryland Annotated Corporations and Associations Code Section 3-202(a)(1) and, in the alternative (2) Appraisal and Fair Value pursuant to Maryland Annotated Corporations and Associations Code Section 3-202(a)(4).  On February 2, 2015, FOFI and BIF filed a motion to dismiss the complaint on the grounds that the claims lack merit and plaintiffs were not entitled to the relief sought.  The motion was fully briefed and a hearing was held in April 2015.  On April 20, 2016, the Court issued a memorandum opinion which granted FOFI and BIF’s motion and dismissed the action with prejudice.  The plaintiffs did not file a notice of appeal prior to the applicable deadline.  Accordingly, the matter has been resolved with no liability or other adverse consequences to FOFI or BIF.